SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2023

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL
Corporate Taxpayer ID (CNPJ/ME) 76.483.817/0001-20 - Company

Registry (NIRE) 41300036535 - CVM Registration
B3 (CPLE3, CPLE5, CPLE6, CPLE11)
NYSE (ELP)
LATIBEX (XCOP, XCOPO, XCOPU)

Communication Received from the Controlling Shareholder

COPEL (“Company”), a company that generates, transmits, distributes and trades energy, informs its shareholders and the market in general that, pursuant to Material Fact 05/23, of April 11, 2023, it has received, on this date, from the State of Paraná, the Company's controlling shareholder, Official Letter OF CEE/CC 1123/23, transcribed below regarding the release of shares in the context of the transformation of COPEL into a corporation:

“Mr President Director,

By greeting cordially, in reference to letter OF CEE/CC 795/23 (“Official 795”), received by Companhia Paranaense de Energia – Copel (“Copel” or “Company”) on April 11, 2023, in which Copel was informed that Estado do Paraná and Itaú Unibanco S.A. (“Itaú”) reached an agreement for the release, by Itaú, of the encumbrance of the shares issued by Copel held by the State of Paraná (“Agreement”), these shares being encumbered within the scope of the execution of extrajudicial instrument n.º 13.814/ 2004 proceeding from the 4th Public Treasury Court of Curitiba (NPU 0003888-08.2004.8.16.0004), now in an extraordinary appeal before the Federal Supreme Court (ARE 1.291.514):

1.                   As stated in Official Letter No. 795/2023, the Agreement then signed had been ratified by decision of the rapporteur of the case, Minister Ricardo Lewandowski, subject to ratification by the plenary of the Federal Supreme Court.

2.                   In this context, I clarify that the Agreement was taken to the plenary of the Federal Supreme Court on April 28, 2023, with its ratification approved by 9 of the 11 ministers, with the other two ministers declaring themselves suspects.

3.                   Immediately, the State of Paraná settled on April 29, 2023 the first of the three installments of the Agreement.

4.                   Also inform that on this date, 05/03/2023, Itaú forwarded an official letter to Banco Bradesco S.A (Copel Registrador de Ações), with a copy to the State of Paraná and to the Company itself, requesting the release, observing the limit informed in Official Letter CEE/G 554/22 and disclosed by Copel in Material Fact No. 22/06, of November 21, 2022, of the shares pledged in sufficient quantity to carry out an eventual public offering of secondary distribution referring to the transformation of Copel into a capital company dispersed and without controlling shareholder to be held in 2023.

5.                   I also emphasize that any offer will be subject to certain approvals, in accordance with applicable laws and regulations.

6.                   I request, therefore, that the content of this official letter be communicated to the Company's internal governance bodies and provide for its disclosure to the market in compliance with the applicable legislation.

Yours sincerely,

JOÃO CARLOS ORTEGA

Civil House Chief"

This Material Fact is intended only to inform Copel's shareholders and the market in general about the said statement by the State of Paraná and should not be considered or interpreted as an announcement of an operation in the capital market involving the Company.

Curitiba, May 03, 2023.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or +55 41 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date May 3, 2023

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.